July 1, 1997



J. Michael Moore
Diversified Corporate Resources, Inc.
12801 N. Central Expressway
Suite 350
Dallas, Texas  75243

Dear Mr. Moore:

Please let this letter serve as an instrument designed to give you the right to vote the shares below DC 1466 for an amount of 4,000 shares. This is a Voting Permission Proxy only.

You may vote them up until the time I either trade them or serve them.

Sincerely,



/s/ Bruce M. Kaminski
---------------------
Bruce M. Kaminski

CORPDAL:92102.1  28722-00003